Exhibit 99.2

BAJA MINING CORP.

Management Discussion and Analysis

QUARTERLY REPORT – March 31, 2007

This Management’s Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp’s financial results for the quarter ended March 31, 2007. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements and the notes to the interim unaudited consolidated financial statements and with the audited consolidated financial statements for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com.   This MD&A is current as of May 8, 2007.

Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp. (the “Company”) is involved in the development of the Boleo copper-cobalt-zinc-manganese deposit in Mexico. The Company commenced operations upon incorporation in 1985, and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation (“Mintec”). The business combination resulted in a change of control of the Company whereby Mintec was deemed to be the acquirer. The transaction was accounted for under the purchase method, on a reverse take-over basis (“RTO”). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), owns a 100% interest in a copper-cobalt-zinc-manganese mineral deposit (the Boleo property). Since the completion of the above-mentioned business combination, the Company has been focused on completing a Definitive Feasibility Study (“DFS”) on the Boleo property.

The Company is in the final stages of compilation, review and editing of the DFS and expects the results to be released within a month of the quarterly report.

The Boleo Project

The Boleo property is located on the east coast of Baja California Sur, Mexico near the town of Santa Rosalia, some 900 kilometres south of San Diego.  The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting. Over the last thirteen years, approximately CAD $62 million has been spent on exploration, pre-feasibility studies, a pilot test plant and the current DFS on the Boleo Project.

The Boleo property consists of roughly 11,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as a contiguous titled block.  The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve and the required Environmental Impact Manifest (EIM) has been approved by the Mexican authorities, allowing the project to be built and to operate in the biosphere.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines feeding ore to a processing plant utilizing a two stage leaching circuit followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal and zinc as zinc sulphate.

The Company released the results of the Updated Preliminary Economic Assessment (“Updated PEA”) for the Boleo project on February 7, 2007.

The Company is now currently finalizing the DFS on the Boleo property, under the direction of Bateman Engineering Inc. Canada (“Bateman”), with assistance primarily from Bateman’s office in Brisbane, Australia and Wardrop Engineering of Vancouver (“Wardrop”), to confirm the viability of placing the property into production to produce copper metal, cobalt metal, or an intermediate cobalt product (such as cobalt carbonate) for further processing off-site, zinc sulphate and an intermediate manganese product such as manganese carbonate or manganese sulphate.

Current Development in the quarter ended March 31, 2007

Updated Resource Estimates

The updated resource estimates incorporating the final 20,000 meters of the 2006-2007 in-fill core drilling program have been completed.

As a result of including data from the full drill program and updating the 3D resource models, the Company has increased all resource categories. Measured resources increased by 15.6 million tonnes, Indicated resources increased by 33.5 million tonnes and Inferred resources increased by 42.1 million tonnes over the resource estimate released February 7, 2007.

Boleo Deposit
Measured, Indicated and Inferred Resources
April 3, 2007

Category	Tonnes[1]	CuEq%[2]	Cu%	Co%	Zn%	Mn%[3]
Measured (Ms)	74,600,000	1.92	0.93	0.080	0.48	2.72
Indicated (Ind)	202,600,000	1.50	0.62	0.050	0.66	3.10
Total Ms+Ind	277,200,000	1.61	0.70	0.060	0.62	3.00

Inferred	254,600,000	0.95	0.39	0.040	0.63	2.65
1.Using a 0.5% CuEq cut-off 2.CuEq = Cu + 15*Co/1.50 + 1.20*Zn/1.50 3.Mn is not considered in the equivalency formula

Reporting of this resource from Hellman & Schofield Pty Ltd (“H&S”) is NI 43-101 compliant and now contains the results of all 40,000 meters of in-fill drilling completed to the end of February 2007. The Company has been working with its mining consultants to incorporate these results into an optimized mining plan for inclusion into the Definitive Feasibility Study Technical Report (“DFS”). Underground mine planning is being completed by Agapito Associates (“AAI”) of Grand Junction, Colorado, the open cut plan is being prepared by Australian Mine Design and Development (“AMDAD”) of Sydney, Australia Inc., and the surface infrastructure plan is being developed by Wardrop Engineering (“Wardrop”) of Vancouver, Canada.

The resource model provided by H&S is currently being incorporated into optimized underground and surface mine plans by AAI, AMDAD and Wardrop Engineering.  These mining plans will support the economic analysis prepared in accordance with the DFS.

William Yeo, PhD of Hellman & Schofield (H&S), a Qualified Person, has reviewed the resource estimate and technical disclosure contained herein and accepts responsibility for such disclosure.

Financing Update

Discussions for construction financing are progressing well through the Company’s investment advisors, Endeavour Financial International Limited.  These efforts are focusing on raising the necessary capital for construction of the process plant and mining infrastructure.  The financing is expected to be committed by June, 2007, at which time ground breaking for site construction is expected to commence.

Final Payment on Power Generators Purchase

The Company completed its purchase of a 10MW power generation facility from a US utility with a final payment of US$450,000. (For complete details of the option, please see the Company’s news release dated July 20, 2006).

The generators have been kept on standby for emergency backup to the utility. They have been disconnected, and Company representatives will start dismantling the units in preparation for shipping to the Boleo project at Santa Rosalia, Baja California Sur, Mexico.

The Company intends to start preparatory work for construction of the process plant in the third quarter of 2007. Any one of the four units (2.5MW each) will be capable of supplying all of the anticipated power requirements for construction at the process plant site. An additional, smaller unit may be purchased and positioned at the site of the underground mine portal to provide power for the predevelopment of the underground operations.

Management and Personnel Additions

The appointment of:

•

Terry Hodson, P. Geo, General Manager – Geology; and

•

Michel Laflamme, Director, Supply Chain.

Form 20F Registration Statement Cleared

On January 15th, 2007 we were advised by the United States Securities and Exchange Commission (“SEC”) that it has cleared all comments related to the Registration Statement filed by the Company on Form 20-F. The Registration Statement may be reviewed in its entirety under the Company’s profile under the US Securities and Exchange Commission website at www.sec.gov/edgar.shtml.

The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States. The Company’s common shares are not currently listed for trading on any exchange in the United States.

Graduation to Toronto Stock Exchange

On February 6, 2007 the Company ceased trading on the TSX Venture Exchange and on February 7, 2007 commenced trading on the Toronto Stock Exchange (“TSX”). The ticker symbol remains BAJ.

Results of Operations

Comparison of the three months ended March 31, 2007 to March 31, 2006

Operations

The Company is still at the exploration stage at its Boleo Project and has no revenue generating activities. For the three month period ended March 31, 2007, the Company recorded a loss for the period of $5,554,266 (2006 - $1,930,508) or $0.05 (2006 - $0.03) loss per share. The results are representative of the significant increases in exploration activity and the increased administrative support compared with the same period in 2006.

Exploration Expenses

The Company incurred $4,391,721 in exploration expenses during the three month period ended March 31, 2007 (2006 - $1,455,904).  This increase is the result of the following significant changes:

•

Cost of camp, general and travel includes, increased site costs and significantly increased travel to the site required during drilling reviews, DFS reviews and site maintenance.  This resulted in total costs during the three month period ended March 31, 2007 of $171,039 compared to $94,077 during the three month period ended March 31, 2006, an increase of $76,962;

•

Cost of drilling includes, the completion of the extensive 38,000 metre drilling program.  This resulted in total costs during the three months ended March 31, 2007 of $1,293,421 compared to $79,954 during the three months ended March 31, 2006, an increase of $1,213,467;

•

Cost of feasibility studies includes, the completion of the majority of the work required to complete the DFS.  This resulted in total costs during the three months ended March 31, 2007 of $1,049,378 compared to $167,975 during the during the three months ended March 31, 2006, an increase of $881,403;

•

Cost of geological and environmental includes, increased work for the completion and acceptance of the Company’s environmental manifesto, increased geological work and creation of the environmental trust fund requiring the payment of US$100,000 and a non-cash fair value assessment of the special warrants totalling $805,161. This resulted in total costs during the three months ended March 31, 2007 of $1,309,355 compared to $41,068 during the three months ended March 31, 2006, an increase of $1,268,287;

•

Cost of the pilot plant during 2006 includes, building and tested our phase 2 pilot plant. This cost $438,311 the during the three months ended March 31, 2006 compared to $NIL this quarter;

•

Cost of professional and consulting fees includes, the increased use of external and management consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the exploration, Updated PEA and the DFS.  This resulted in total costs during the three months ended March 31, 2007 of:

o

Related party; $124,530 of fees to management and Company officers compared to $100,468 during the prior quarter, an increase of $24,062;

o

Other; $88,404 compared to $76,357 during the prior quarter, an increase of $12,047;

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Cost of project financing during the quarter is non-cash accretion of the discounted special warrants liability of $30,670;

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Cost of wages and subcontracts includes, the significant mining and managerial experience that was acquired during 2006 after Q1, with two new mining executives in the second quarter of 2006 and the hired miners in Mexico to conduct the test mining.  This resulted in total costs during the three months ended March 31, 2007 of $191,150 compared to $91,152 during the during the three months ended March 31, 2006; and

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Cost of stock-based compensation includes, new and existing mining and managerial personnel were issued stock options in the first quarter of 2006, with a fair value of $261,036, while no mining personnel received any new options during the first quarter of 2007;

The Company is completing the DFS which will be published during the second quarter of 2007.  Expenditure levels during the first quarter of fiscal 2007 remained at the levels of the last three quarters of 2006 for the costs related to the feasibility study, professional fees, wages, and geological and environmental work.  The Company will use the DFS to secure financing of the El Boleo project.  Although the Company is optimistic about the project financing, we have not received any written commitments or undertaking at filing, and there is no guarantee the Company will be able to secure any financing.  The outcome of the various project financing negotiations will dictate the expenditure levels during 2007 as the Company plans on moving into development and construction during the second and third quarters of 2007.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2007 were $1,230,083, an increase of $656,609, compared with the previous year of $573,474.  The increased costs represented the increased support required for the growing Boleo project, the increased regulatory costs associated with increased regulatory requirements in Canada (and now the United States as the Company enters the US regulatory arena) and the support required as the Company completed the Updated PEA and works towards finalizing the DFS.  The increased costs are outlined as follows:

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Audit and legal fees: $72,093 (2006 - $38,388) - the increase is a result of a 2007 quarterly review fee, additional legal fees in Mexico, Canada and the US relating to the property, TSX listing, US 20-F and 40-F filings and review of these various reports as well as the general growth in the complexity of the business;

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Filing, exchange and transfer agent fees: $212,397 (2006 - $16,882) - the increase resulted from the Company’s initial listing Fee on the TSX of $153,000, project activity, resulting disclosure requirements, financings and option and warrant conversions;

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Directors fees, monthly fees for independent directors, totalling $12,750 during the three months ended March 31, 2007, became effective March 1, 2006;

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management and consulting fees:

o

Related party; $48,750 (2006 - $30,000) - related party management fees include part of the CEO’s fees relating to administration and fees paid to the managing director of Mexico;

o

Other; $36,447 (2006 - $42,978) - consulting fees were paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project;

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Office and general: $105,157 (2006 – $42,350) - the increased activities and personnel required upgrades in operating leased office equipment, higher uses of office supplies and Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

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Rent: $43,277 (2006 - $17,975) - due to expansion, we have taken on additional space in August 2006 and in addition, during February 2007 we have taken back space previously subletted;

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Stock based compensation: $287,302 (2006 - $159,500) - during the three months ended March 31, 2007, the Company granted 400,000 options and in addition amortized unvested options granted the prior year.  The increase in share price has increased the fair value of the options.  The stock expense has been allocated between administrative and exploration activities based upon the activities performed for the Company;

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Travel: $35,082, (2006 - $69,373) - travel has been allocated between exploration and administration based upon the purpose of the travel.  Most travel to site was for technical purposes and was allocated to exploration; however, in 2006 there was extensive travel to various investor and trade shows in North American and Europe during the period that was required to attempt to secure funding, to increase the profile and investor awareness programs; and

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Wages and subcontractors : $187,282 (2006 - $53,432) - costs have increased due to key additions of employees and the recruitment of additional administration staff after the first quarter of 2006 and continues as the Company moves to the next stage of the El Boleo project.

Other items

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Foreign exchange gain (loss): $(39,242) (2006 – $85,066) - resulted from all previous financing raised in CDN dollars and with the increased expenditures there were significant payments required in Mexican Pesos, US dollars and other currencies.  Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed.  The Company does not hedge its foreign currencies; and

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Interest income: $106,780 (2006 - $13,804) - the Company invested the equity raised from late March and April 2006 in short term guaranteed term deposits, which generated significant interest during the period.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

Q2 Jun 30, 2005	Q3 Sep 30, 2005	Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006	Q3 Sep 30, 2006	Q4 Dec 31, 2006	Q1 Mar 31, 2007

Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(1,496,227)	$(2,713,964)	$(1,169,099)	$(1,930,508)	$(8,327,621)	$(7,325,621)	$(5,639,039)	$(5,554,266)
Basic and diluted loss per share for the period	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.08)	$(0.07)	$(0.06)	$(0.05)

General Discussion of Quarterly Results

Loss for the periods

The Company carried out exploration activities on the Boleo property in Mexico during all eight quarters as disclosed above.  The Company raised equity financing to support the exploration costs.  In 2006 the Company committed to raise the funds required to complete the DFS and in April 2006 raised $23 million in an equity issue.  This resulted in a significant increase in expenditures over the final three quarters of 2006 and the first quarter of 2007 compared to the previous four quarters.  The funding resulted in completion of drilling to complete the resource model, completion of the Updated PEA and the expected publishing of the DFS in the second quarter of 2007.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and resulted in a history of losses, working capital deficiencies and deficit positions.  However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at March 31, 2007 was $6,129,228 compared with working capital of $10,060,278 as at December 31, 2006, a reduction of $3,931,050 as a result of the exploration activities of the resource.  During the quarter ended March 31, 2007 the Company raised $605,989 through the exercise of options and warrants, while during the quarter ended March 31, 2006 we raised $140,750 through the exercise of options and warrants, and raised an additional $4,995,962 in subscriptions related to private placements closed in April 2006.  The Company used $3,372,243 (2006 – $1,817,713) in operations, attributed to significantly higher exploration expenditures and significant work towards completions of the DFS.  The Company also purchased an additional $157,115 (2006 - $137,654) in property, plant and equipment.

The Company’s cash and term deposit position as at March 31, 2007 was $7,426,560 compared to $10,349,929 at December 31, 2006, a decrease of $2,923,369 as a result of exploration.  The Company has $1,967,049 (December 31, 2006 - $1,139,707) of current liabilities, an increase of $827,342 from the December 31, 2006 as a result of late billing and payment timing.

The current obligations of the company are expected to be funded through existing cash and term deposits.

Establishment of Trust Fund for Conservation

The Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007.  Additionally the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.  This repurchase represents a liability of USD$999,900 (discounted CDN$788,249) if the share price has not reached USD$5.555 and the holder exercises repurchase.  The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

As at March 31, 2007, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$370,000	$110,000	$208,000	$52,000	Nil
Contract obligations[2,3]	$1,200,000	$888,000	$312,000	Nil	Nil
Purchase obligations[4]	$524,000	$524,000	Nil	Nil	Nil
Other long term liabilities[5]	$1,155,000	Nil	$385,000	$770,000	Nil
Total	$3,249,000	$1,522,000	$905,000	$822,000	Nil

1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051.  The Company has also committed to two operating leases for office space in Mexico City, expiring on June and August 2007.  The combined monthly lease is 16,800 Pesos (CDN$1,800).

2

The Company signed an agreement with Bateman Engineering Pty Ltd. (“Bateman”) to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $13.3 million. The definitive feasibility study is scheduled to be completed in 2007 and the agreement may be terminated upon thirty days written notice. As at March 31, 2007, the Company has paid or accrued a total of approximately $12.7 million under the agreement, for a remaining commitment of $0.6 million.

3

During 2004 and 2006, the Company signed a number of management consulting agreements with directors and officers of the Company with future commitments for 2007 to 2009 aggregating $707,600.

4

On July 28, 2006 the Company acquired an option to purchase four diesel generators for US$600,000.  A refundable deposit of US$150,000 has been paid, with the remaining US$450,000 paid subsequent to the quarter end on April 13, 2007.

5

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant..

Capital Resources

The Company’s primary capital asset is the mineral property El Boleo, which is discussed in detail in the section, Overall Performance.

We will require additional capital to fund our business activities during the next twelve months, as we anticipate moving into the construction phase of the El Boleo project during the year. We have no revenue from operations and do not expect to generate any revenue from operations in the foreseeable future.  The Company expects to raise the required capital through a combination of debt and equity financing.  The Company is well advanced in the process of discussions with various financial intermediaries.

While current cash reserves are expected to last through to completion of the DFS we will be required to fund the project capital costs.  The capital costs, as published in the Updated PEA, have been prepared by Bateman, Wardrop,  AMDAD, AAI and the Company.  The estimated Direct Capital cost of the project, excluding working capital requirements, is $397 Million.  The total project cost, including Engineering, Procurement, and Construction Management, Owner’s Costs, and 12.5% Overall Contingency is $540 Million.  A summary of capital costs is listed below:

Project Area	Capital Cost
Mining & Tailings	$50 Million
Process Plant	$201 Million
Services & Infrastructure	$129 Million
Buildings	$17 Million
Direct Field Costs	$397 Million
EPCM	$45 Million
Owners Costs	$36 Million
Contingency	$62 Million
Total PEA value	$540 Million

Outside of the construction costs of the Boleo project, outlined above, we anticipate or have committed to the following expenditures over the next 12 months:

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Completion of definitive feasibility study on the Boleo Project of approximately $600,000;

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Contingency costs related to the Boleo Project of approximately $100,000;

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Permitting activities on the Boleo Project of approximately $200,000;

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Purchasing of four diesel generators approximately $524,000;

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Wages, management fees and subcontracts of approximately $2,600,000

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General and administrative expenses, including travel, of approximately $2,100,000.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements.  Although we are currently seeking debt for project financing, we will continue to depend upon equity capital to finance our business activities.  Although management has successfully raised significant amounts of capital in the past, there are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the three month period ended March 31, 2007, the Company paid $173,280 (2006 - $130,468) in management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties, approximate their fair values.  The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report the Company had an unlimited amount of common shares authorized for issuance, with 110,859,400 issued and outstanding.  The Company also had 9,490,000 outstanding stock options and 21,675,123 outstanding warrants available to be exercised.

Between March 31, 2007 and the date of filing, the Company granted 750,000 additional stock options to employees and consultants of the Company, and 800,000 options were exercised at $0.35 for gross proceeds of $280,000.

Between March 31, 2007 and the date of filing, an additional 955,463 warrants were exercised, for gross proceeds of $994,558.  No additional warrants were issued.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.  Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset Retirement and reclamation costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  The liability is accreted over time through periodic charges to earnings.  A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated.

Stock based compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. In terms of this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Compensation costs attributable to share options granted are measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

Changes in Accounting Policies including Initial Adoption

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board (AcSB) has issued new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards adopted on January 1, 2007 include:

CICA Section 3855 – Financial Instruments – Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is settled.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CICA Section 1530 – Comprehensive Income

This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

CICA sections 3855 and 1530 have been adopted by the Company on January 1, 2007 and have no impact on the opening equity and losses of the Company.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  As at December 31, 2006, an evaluation was completed and the Company’s CEO and CFO concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation was disclosed and that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005 and 2006.

The Company has spent time and resources addressing the issue during 2006 and the first quarter of 2007.  As a result of a broad review of disclosure controls and internal controls over financial reporting that was undertaken in 2006 and implemented early in the first quarter of 2007, the Company made significant changes to its disclosure controls and internal controls over financial reporting systems in both its Vancouver and Mexican operations that were disclosed in the December 31, 2006 MD&A effective March 29, 2007.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

As a result of a broad review of internal controls over financial reporting that was undertaken in 2006 and implemented early in the first quarter of 2007, the Company made significant changes to its internal controls over financial reporting systems in both its Vancouver and Mexican operations that were disclosed in the December 31, 2006 MD&A effective March 29, 2007.

The internal controls over financial reporting were designed to ensure testing and reliance could be achieved.  Significant documentation and changes as outlined above have occurred.  With the new system implemented management is confident that material weaknesses related to cash, reporting weaknesses and segregation of duties issues can be mitigated.  Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals.  As the Company is not currently in production, no sensitivity analysis for price change has been provided or carried out.

Outlook

Baja Mining Corp. advises that it anticipates completion of the DFS within a month of filing the quarterly report and then expects to be in a position to fast-track project development to achieve production in mid 2009.

The Company has elected to proceed with construction financing and off-take arrangements prior to issuance of the Definitive Feasibility Study.  The Updated PEA has been utilized to support an Offering Document, currently being completed by Endeavour Financial International Limited, to be issued (on behalf of the Company) and to solicit firm commitments for primary (first mortgage) bank construction financing; with the draw down of funds being subject to delivery of the DFS (and there being no adverse material change between the PEA and the DFS) and registration of appropriate security documents. In addition the Company has commenced discussions with potential off-take parties; including discussion of possible subordinate debt financing to minimize or possibly eliminate any equity financing requirement.

Caution on Forward-Looking Information

This report contains certain “forward-looking statements”. Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.